Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GameIQ, Inc.
2173 Salk Ave., Suite 250
Carlsbad, CA 92008
https://www.spindyapp.com

Up to $1,069,998.75 in Common Stock at $1.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: GameIQ, Inc.
Address: 2173 Salk Ave., Suite 250, Carlsbad, CA 92008
State of Incorporation: CA
Date Incorporated: October 08, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 8,000 shares of Common Stock
Offering Maximum: $1,069,998.75 | 855,999 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.25
Minimum Investment Amount (per investor): $248.97

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives and Bonuses*

Time Based

Friends and Family Early Birds

Invest in the first 48 hours and receive 15% additional bonus shares

Super Early Bird Bonus

Invest in the next 72 hrs and receive 10% additional bonus shares

Early Bird Bonus

Invest in the next 7 days and receive 5% additional bonus shares

Amount Based

$500+

Spindy Stainless Steel Sports Water Bottle

$1,000+

-- Spindy Stainless Steel Sports Water Bottle
-- Access to Spindy Premier Referral program
-- Receive 1% additional bonus shares

$5,000+

-- Spindy Stainless Steel Sports Water Bottle
-- Access to Spindy Premier Referral program
-- Receive 3% additional bonus shares

$10,000+

-- Spindy Stainless Steel Sports Water Bottle
-- Access to Spindy Premier Referral program
-- Receive 5% additional bonus shares

$25,000+

-- Spindy Stainless Steel Sports Water Bottle
-- Access to Spindy Premier Referral program
-- 1 hr video conference with CEO or management team, once per quarter**
-- Receive 10% additional bonus shares

$50,000+

-- Spindy Stainless Steel Sports Water Bottle
-- Access to Spindy Premier Referral program
-- 1 hour private call with CEO, once per quarter
-- Receive 15% additional bonus shares

**All perks occur when the offering is completed.*

***Calls or video conferences with the CEO and the management team will be available for 12 months after the offering is completed and may continue to be offered thereafter at the discretion of the company.*

The 10% StartEngine Owners' Bonus

Spindy, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 125 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

GameIQ, Inc. is an award-winning software company with a unique focus on developing consumer gamification technologies for retail businesses. By combining the most successful principles of game design, loyalty programs, and behavioral economics, GameIQ builds technologies to digitally engage consumers and reward spending. Our company delivers fun, innovative and effective forms of real-time digital engagement, which allows retailers, brands and businesses to provide a deeper, more interactive and meaningful experience to consumers.

GameIQ currently operates one app: Spindy, our gamified rewards platform, consists of a scalable, cloud-based gamification engine and a consumer-facing mobile app. The core consumer product is a mobile application available for download through both the Apple and Google Play stores, while our patent-pending engine utilizes proprietary game-based algorithms to calculate rewards in real time, based on transactional, demographic and behavioral data. Our turnkey solution allows merchants to effortlessly launch and customize gamified rewards campaigns within minutes, without interfering with their existing sales processes or point-of-sale equipment.

Competitors and Industry

GameIQ, Inc. is targeting an $14 trillion consumer spending market, while aiming to disrupt a rewards and loyalty market that is expected to reach $201 billion by 2022, based on a compound annual growth rate of four to five percent, according to Beroe Inc. Numerous rewards platforms in existence today are attempting to capitalize on the popularity of consumers searching for new and exciting deals and experiences. Some competitors include Groupon, Ibotta, RetailMeNot, EBates, FiveStars, and Dosh.

GameIQ, Inc. differentiates itself from the competition by employing its proprietary gamification platform as a merchant-focused application and engaging consumers through gameplay and variable cash rewards. In order to standout, GameIQ utilizes the power of variable rewards to engage customers more effectively while protecting merchants' margins and allowing them to control their own promotional needs.

Current Stage and Roadmap

After 18 months of proof-of-concept and beta testing throughout the San Diego market, Spindy is currently available at more than 3,600 locations nationwide. We are now running trials at Carl's Jr., Taco Bell, and others, and consistently increasing the average sale at these locations. We are working with OlO (NYSE: OLO) to make Spindy available to OlO customers on demand. We are planning on aggressive growth in the Quick Service Restaurant space before expanding to other retail sectors both on and off line.

The Team

Officers and Directors

Name: Balazs Wellisch

Balazs Wellisch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: October 08, 2014 - Present
  Responsibilities: Responsible for creating, planning, implementing, and integrating the strategic direction of the company. Compensation: Does not currently take a salary.

Name: Dipak Shah

Dipak Shah's current primary role is with Private Directors Association . Dipak Shah currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 01, 2020 - Present
  Responsibilities: Govern the organization by setting policies and objectives for the company. Compensation: 180,000 shares, 50% vested on October 1, the rest has been vesting in 24 equal monthly installments.

Other business experience in the past three years:

- **Employer:** Site 1001
  Title: CEO
  Dates of Service: July 01, 2019 - November 01, 2019
  Responsibilities: Responsible for creating, planning, implementing, and integrating the strategic direction of the company.

Other business experience in the past three years:

- **Employer:** Site 1001
  Title: CFO/COO
  Dates of Service: October 01, 2018 - July 01, 2019
  Responsibilities: Oversees financial decisions and operations for the company.

Other business experience in the past three years:

- **Employer:** Cove Fund
  Title: Member, Investment Committee of Cove Fund I, LLC
  Dates of Service: May 01, 2016 - April 01, 2019
  Responsibilities: Participates in overseeing the investment plan or strategy of the fund.

Other business experience in the past three years:

- **Employer:** Private Directors Association
  Title: Founding Board Member, Southern California Chapter
  Dates of Service: December 01, 2020 - Present
  Responsibilities: Responsibilities related to being a Board Member.

Name: Hector Munoz

Hector Munoz's current primary role is with Driven Brands, Inc.. Hector Munoz currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 01, 2020 - Present
  Responsibilities: Govern the organization by setting policies and objectives for the company. Compensation: options for 100,000 shares vesting in equal monthly installments since October 1

Other business experience in the past three years:

- **Employer:** Driven Brands, Inc.
  Title: Marketing Consultant
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Developing marketing strategies.

Other business experience in the past three years:

- **Employer:** El Pollo Loco, Inc.
  Title: Chief Marketing Officer
  Dates of Service: December 01, 2018 - March 01, 2020
  Responsibilities: Responsible for increasing sales through successful marketing for the company.

Other business experience in the past three years:

- **Employer:** Church's Chicken
  Title: Chief Marketing Officer
  Dates of Service: March 01, 2017 - December 01, 2018
  Responsibilities: Responsible for increasing sales through successful marketing for the company.

Name: Clifton Rutledge

Clifton Rutledge's current primary role is with Shipley Do-nuts. Clifton Rutledge currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 10, 2020 - Present
  Responsibilities: Govern the organization by setting policies and objectives for the company. Compensation: options for 100,000 shares vesting in equal monthly installments since October 1

Other business experience in the past three years:

- **Employer:** Shipley Do-nuts
  Title: CEO
  Dates of Service: June 01, 2021 - Present
  Responsibilities: Responsible for creating, planning, implementing, and integrating the strategic direction of the company.

Other business experience in the past three years:

- **Employer:** Jack's Family Restaurants, LP
  Title: COO
  Dates of Service: August 01, 2018 - May 01, 2020
  Responsibilities: Oversees company operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock

back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online cash rewards. Our revenues are therefore dependent upon the market for online cash rewards.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors

might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
GameIQ, Inc. was formed on October 8, 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GameIQ has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Spindy is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other

highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on GameIQ or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GameIQ could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Balazs Wellisch	5,100,000	Common Stock	50.45

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 855,999 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,016,757 outstanding.

Voting Rights

Each share represents one vote.

Material Rights

The total amount outstanding includes 629,800 shares to be issued pursant to stock options issued.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

The Board of Directors of the Corporation is authorized to determine or alter the rights, preferences, privileges and restrictions granted or imposed upon any wholly unissued series of Preferred Stock. The Board of Directors has not yet issued a Board Resolution determining the voting rights of Preferred Stock at this time.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $477,360.00
  Use of proceeds: Sales, marketing, operating expenses.
  Date: March 02, 2020
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $24,684, a decrease of 42% from fiscal year 2019. The coronavirus outbreak severely disrupted all facets of business, and many of our customers had to pause or completely shut down operations. Prior to the pandemic, we acquired most of our users and transactions through in-store advertising at participating locations, mostly restaurants. When consumer transactions moved from in-store to drive-through, the number of sales transactions participating in Spindy decreased. As a result, our business slowed and revenues decreased. However, while the participating number of transactions decreased during 2020, our users continued to spend nearly twice more than average at participating locations. Based on this experience, we have now rebuilt our marketing strategy to focus on drive through advertising and online ordering systems, such as OlO.

Cost of Sales

Cost of sales in 2020 was $6,514, a decrease of 13% from fiscal year 2019. The reduction was due to the decrease in the total number of transactions we processed through our platform.

Gross Margins

2020 gross profit was $18,169, a decrease of $17,243 from fiscal year 2019 and gross margins as a percentage of revenues decreased from 83% to 74%. This decrease in performance was due to the company processing less transactions. Our gross margins are primarily dependent on hosting and infrastructure costs, which tend to be more efficient at scale.

Expenses

The company's expenses consist of, among other things, advertising and marketing, general and administrative, rent and lease, and depreciation. Total operating expenses in 2020 were reduced to $166,089, from $309,815 in fiscal year 2019. We reduced expenses to a minimum by eliminating all expenses not essential to the operation of our platform.

Historical results and cash flows:

Our ability to forecast revenues is limited because of the Company's emerging nature. Accordingly, our future revenue prospects are subject to a degree of uncertainty and historical results are not representative of what investors should expect in the future.

The coronavirus outbreak disrupted our business and decreased our revenues. However, with the recovery process now underway, businesses are once again looking to build loyalty within their customer base to drive new and repeat sales. Some of the biggest brands in the restaurant industry have launched or doubled down on loyalty programs in 2020, a trend that bodes well for our business.

Therefore, we have relaunched Spindy in San Diego with marketing materials specifically tailored to the drive-through experience and we have shifted our focus from gaining traction with local dine-in restaurants to enrolling more regional chains and franchises as well as licensing our technology to national brands.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

The Company has $28,011 cash on hand as of June 30, 2021. On April 21, 2020, the Company entered into a Small Business Administration (SBA) loan agreement for $14,500 with an interest rate of 3.75% and maturity date of April 21, 2050. This loan is not secured. Due to an additional $2,000 advance, the balance of this loan was $16,500 as of December 31, 2020.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to the future success of our company. We do not have other funds or capital resources available.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of the company. Of the total funds that our Company has, 97% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company succeeds in raising only its minimum goal, we will use the proceeds to pay vendor bills. With the remaining cash on hand, we will be able to operate for 6 months without further financing or an increase in revenues.

How long will you be able to operate the company if you raise your maximum funding goal?

Based on our projected monthly burn rate of approximately $72,000 and assume no additional increase in revenues, the company will be able to operate for 14 months if we raise a maximum amount of $1,070,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There are no additional sources of capital available to our company.

Indebtedness

- **Creditor:** Small Business Administration
  Amount Owed: $16,500.00
  Interest Rate: 3.75%
  Maturity Date: April 21, 2050

- **Creditor:** Balazs Wellisch
  Amount Owed: $117,000.00
  Interest Rate: 0.0%
  This loan does not have any maturity date.

Related Party Transactions

- **Name of Entity:** Balazs Wellisch
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $117,000
  Material Terms: The Company entered into a loan agreement for the purposes of funding operations. This loan bears no interest, has no maturity date, and is not secured. The balance of this loan was $117,000 and $54,000 as of December 2020 and 2019, respectively.

Valuation

Pre-Money Valuation: $12,388,134.00

Valuation Details:

GameIQ, Inc. set its pre-money valuation based on applying the widely utilized and accepted Venture Capital Valuation Model. The model considers the combined impact of the series of fundraises that will be required to take GameIQ to an exit, utilizing a conservative compounded risk adjusted discount rate of just over 100%.

To determine a reasonable and fair valuation for the company, we considered the return on investment required by the typical investor. Most investors require an average annual return on their funds of circa 25% per annum. However, likely only 1 in 5 of their companies in which they invest will get to an exit, so in order to achieve 25% return overall, the successful companies in a particular investment portfolio need to achieve Internal Rates of Return equivalent to 125% (or 1.25). This percentage return, therefore, reflects typically the risk inherent in a venture capital backed, start-up business. In practice, depending on the quality of the company and its management, most investors will choose an IRR between 75% (0.75) per annum and 150% (1.50) per annum, based on the risk level of the company's financial projections.

Company Value at start-up (E0) therefore can be calculated as follows: E0 = E5 / (1 +

R)5

Where:

• E5 – Year-5 Enterprise Value

• E0 – Company Value at start-up

• R – Internal rate of return – typically – 0.75 to 1.25

To calculate Enterprise Value in any one year, we used the formula: E = (M*P) - D + C + S + A + $

Where:

• E – Enterprise Value

• M – Profit Multiple

• P – Annual Profit

• D – Debts

• C – Credits

• S – Stock Value

• A – Fixed Assets

• $ – Cash and Other Investments (property, securities, etc.)

The exit value ascribed to the company is based on a 6x multiple of EBITDA. Management believes that the 6x multiple selected represents a valid and appropriate multiple for the company given the potential revenue growth associated with the GameIQ business model and the financial results proven at the time of exit as noted above.

Relying on the formula described above, assuming our projected base-case growth scenario and an internal rate of return of 125%, the current pre-money valuation for the company is approximately $12 million.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock, and all outstanding vested options are exercised. The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  Funds will be used for running the daily operations of the company.

If we raise the over allotment amount of $1,069,998.75, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  34.0%
  Funding will be used to expand our customer base in targeted geographic locations.

- *Research & Development*
  5.0%
  Funding will be used for bug fixes and upgrades to the product as needed.

- *Company Employment*
  19.0%
  Funding will be used to pay the compensation of full and part time employees.

- *Operations*
  33.0%
  Funding will be used to pay general administrative expenses to ensure the continuous operation of the company.

- *Working Capital*
  5.5%
  A portion of the funds will be reserved to cover any unexpected expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.spindyapp.com (www.enterhere.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/spindy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GameIQ, Inc.

[See attached]

GameIQ, Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
GameIQ, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 16, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	19,308	3,881
Prepaid Expenses	-	3,944
Total Current Assets	19,308	7,825
Non-current Assets		
Property and Equipment, net of Accumulated Depreciation	24,586	25,835
Deposits on Contracts	7,822	7,822
Total Non-Current Assets	32,408	33,657
TOTAL ASSETS	51,716	41,481
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	7,530	12,483
Convertible Notes	350,553	742,869
Loan Payable	117,000	54,000
Other Liabilities	-	1,437
Total Current Liabilities	475,083	810,789
Long-term Liabilities		
SBA Loan	16,500	-
Total Long-Term Liabilities	16,500	-
TOTAL LIABILITIES	491,583	810,789
EQUITY		
Common Stock	2,304,610	1,827,250
Accumulated Deficit	(2,744,477)	(2,596,558)
Total Equity	(439,867)	(769,308)
TOTAL LIABILITIES AND EQUITY	51,716	41,481

Statement of Operations

	Year Ended December 31, 2020	2019
Revenue	24,684	42,890
Cost of Sales	6,514	7,478
Gross Profit	18,169	35,412
Operating Expenses		
Advertising and Marketing	289	12,955
General and Administrative	161,956	262,304
Rent and Lease	2,516	32,280
Depreciation	1,328	2,276
Total Operating Expenses	166,089	309,815
Operating Income	(147,919)	(274,404)
Other Expense	-	500
Net Income	(147,919)	(274,904)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income	(147,919)	(274,904)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,328	2,276
Accounts Payable	(4,953)	12,256
Prepaid Expenses	3,944	1,063
Accrued Interest	85,044	52,130
Other	(1,437)	(9,148)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	83,925	58,576
Net Cash provided by Operating Activities	(63,994)	(216,328)
INVESTING ACTIVITIES		
Software	(79)	(168)
Furniture & Fixtures	-	80
Net Cash provided by Investing Activities	(79)	(88)
FINANCING ACTIVITIES		
Convertible Notes		125,000
Loan Payable	63,000	54,000
SBA Loan	16,500	-
Net Cash provided by Financing Activities	79,500	179,000
Cash at the beginning of period	3,881	41,297
Net Cash increase (decrease) for period	15,427	(37,416)
Cash at end of period	19,308	3,881

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	8,508,868	1,827,250	-	(2,323,166)	(495,916)
Prior period Adjustment	-	-	-	1,512	1,512
Net Loss	-		-	(274,904)	(274,904)
Ending Balance 12/31/2019	8,508,868	1,827,250	-	(2,596,557)	(769,307)
Conversion of Convertible Debt	472,634	477,360	-	-	477,360
Net Loss	-		-	(147,919)	(147,919)
Ending Balance 12/31/2020	8,981,502	2,304,610	-	(2,744,477)	(439,867)

GameIQ, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

GameIQ, Inc ("the Company") was formed in California on October 8th, 2014. The Company earns revenue through its mobile application that utilizes gamification technology to digitally engage consumers and reward spending.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue as performance obligations are satisfied

The Company generates revenue by partnering its mobile application with participating businesses and charging them transaction fees for every customer's verified purchase. The Company's performance obligation to the customer is giving out cash rewards for verified purchases. This obligation is usually met 30 days from the time of verification during which revenue is received from the merchants in the form of transaction fees.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Software	3	486	137	-	349
Computer Equipment	5	8,642	2,783	-	5,859
Furniture & Fixtures	5	26,340	8,131	-	18,209
Grand Total	-	35,468	-11,050	-	$24,417

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into a loan agreement with a shareholder for the purposes of funding operations. This loan bears no interest, has no maturity date, and is not secured. The balance of this loan was $117,000 and $54,000 as of December 2020 and 2019, respectively.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 12%. The amounts are to be repaid at the demand of the holder prior to conversion with maturity dates ranging in 2020. The principal and accrued interest on these notes are convertible into shares of the Company's common stock at a rate of $1.01 per share.

Loans - On April 21, 2020, the Company entered into a Small Business Administration (SBA) loan agreement for $14,500 with an interest rate of 3.75% and maturity date of April 21, 2050. This loan is not secured. Due to an additional $2,000 advance, the balance of this loan was $16,500 as of December 31, 2020.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	-
2023	-
2024	-
2025	-
Thereafter	16,500

NOTE 6 – EQUITY

The Company has authorized 12,000,000 shares of common stock with no par value. 8,508,868 and 8,981,502 shares were issued and outstanding as of 2019 and 2020, respectively.

The Company has authorized 1,000,000 shares of preferred stock with no par value. No shares were issued and outstanding as of 2019 and 2020.

Common shareholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders have 1 vote for every common share they could own if converted. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 16, 2021, the date these financial statements were available to be issued.

On March 2, 2021, the Company converted all convertible notes from 2020 into 472,634 shares of common stock at a rate of $1.01 per share.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

GameIQ

100% Real Cash Back


spindy
snap. spin. cash in.
$10.00

Website | Carlsbad, CA | E-COMMERCE

Spindy, is a mobile rewards platform that gamifies shopping. We drive sales for businesses, generate savings for consumers, and profit from every transaction in the process.

$0.00 raised

0 Investors	$12.4M Valuation
$1.25 Price per Share	$248.97 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Spindy has the flexibility to target a $14 trillion consumer spending market by gamifying transactions and seeks to disrupt a $73 billion loyalty program market.
- Spindy's patent-pending gamification engine harnesses the power of variable rewards, which has shown to be a highly effective way to engage consumers and drive sales in a cost-effective way.
- The engine, which is built on a robust and scalable cloud infrastructure, also creates an array of opportunities for Spindy to license our technology to power third-party mobile apps, e-commerce websites, booking engines, etc.


Spindy is the consumer brand name for GameIQ, Inc.

OVERVIEW

The fun future of consumer rewards

Our technology revolutionizes consumer rewards by turning every transaction into a game for the customer, no matter the industry. They simply snap a picture of their receipt in the Spindy app, spin the digital wheel, and instantly receive a cash back reward equal to 1% to 100% of the original purchase price.


3.06
6.66

Our patent-pending platform, owned by GameIQ, is also lucrative for businesses as the customers pay full price for their products, so merchants don't need to dilute their perceived value with discounts and buy-one-get-one deals. In a time when companies have to be more creative and engaging than ever to retain customers, Spindy shines as the next step in the evolution of loyalty programs and consumer rewards.

THE PROBLEM

Businesses spend billions on boring, outdated incentives

A 2019 LoyaltyOne report found that companies around the world spent over $126 billion in direct loyalty and customer relationship management (Source). In an ever-evolving digital world, companies are looking to elevate consumer incentives from dated concepts like coupons, punch cards, and reward points. In fact, increasing points and offering massive discounts often hurts the perceived value of brands.


Companies spend exorbitantly on loyalty and customer relationship management.


Loyalty Mngmt
$75B
CRM
$51B
Loyalty Management
All tools that retailers use to create customer loyalty (exclusive discounts, merchandise, etc.)
CRM
Strategies & execution across multiple channels to identify, activate & grow customers at-scale.

**Source*

Now more than ever, it's critical to find fun and entertaining ways to engage customers. Traditional media advertising is becoming less and less effective. Consumers are becoming more sophisticated and their increasingly fractured attention span is more precious than ever. If companies are going to evolve with the times, they need to analyze behavioral economics and provide customers with a creative, rewarding, and fun experience to retain their business.


But current efforts of engagement are becoming less and less effective.

THE SOLUTION

Snap. Spin. Save.

We created a rewards platform that engages consumers and generates profits by leveraging people's love of games. With Spindy, customers and businesses win every time.



The process is simple. Customers snap a pic of their receipt in the Spindy app, spin the app's digital wheel, and instantly win a cash back reward equal to 1%-100% of the original purchase price. They win every time they buy.

Cash back. Easy as 1-2-3

You had no idea getting cash back could be so fun.


Downtown Brewing Co.
$12
The Wooden Spoon
$6
The Deck Bar & Grill
$14

Snap

Make your purchase & snap a picture of the receipt.

Spin

Turn up the volume & spin the wheel like you mean it.

Cash In

Rewards are deposited straight to your account!

For businesses, they publish cash back offers with us, which has been shown to attract and retain more customers. Our research has found that 71% of consumers will use Spindy on a regular basis to make a purchasing decision and that 79% of consumers are more likely to shop at a store that offers Spindy. These findings make perfect sense considering that 85% of Americans feel "awesome" or "good" about themselves after a store notifies them of an earned cashback reward, even if the amount is relatively small.

Since customers still pay full price, businesses won't have to lower the cost of their products. Furthermore, merchants only pay when the app brings them a sale, ensuring businesses are able to protect their margins and brands. There's no equipment to install, we don't interfere with the current sales processes, and companies can fully utilize our platform within minutes. It's that easy.

We win by taking a 20%-50% fee of every transaction and by monetizing the behavioral, demographic, and usage data our app collects. Our platform is safe, secure, and completely turn-key.


Users download Spindy for free, but
We make a % of every transaction
20%
San Diego Tap & Grill
The Skate Shop
39.34
40.56

THE MARKET

Spindy App utilizes the thrill of winning

We took the dated consumer loyalty model and turned it into a game. Spindy stands out in the **$73 billion customer loyalty program market** (Source) by employing variable rewards. Gamifying creates a more pleasurable and rewarding experience for the customer by making them feel like they've won everytime they make a transaction. This pleasurable experience in turn makes customers focus easier and sticks with them longer, thus making them likelier to use the app again because they're using it on their terms (Source). Our approach utilizes powerful psychology to form long-lasting habits that are proven to drive sales.


7.38
40.99

Source

Traditional consumer loyalty models like "daily deals," online coupons, or buy-ten-get-one-free are simply more boring than our model, and in today's day and age, boring is the kiss of death. Furthermore, our platform is merchant-focused, so businesses only pay after the customers make use of the cash back promotion. Our app is easy to use, and merchants can control and manage their on-demand promotions in real-time.


Global B2C
$500B
U.S. B2C
$11B
U.S. QSR
$2.4B

TAM

There are more than 200M business engaged in B2C commerce worldwide.

SAM

There are 4.5M restaurants & retail businesses in the US that are candidates for our product.

SOM

There are 33K Quick Service Restaurants we can reach & engage immediately.

Source: D&B Global and US Business Data (dnb.com)

OUR TRACTION

A pandemic-proof business model

Early usage of Spindy has been promising to say the least. In our soft open, which included 57 Carl's Jr. locations as well as several local businesses, Spindy boosted the average sales up to 88% in certain locations, generating over $1 million in sales for our customers.


GameIQ, Inc. is targeting an **$14 trillion consumer spending market**, while aiming to disrupt a rewards and loyalty market that is expected to reach $201 billion by 2022.

As of June 2021, our app is fully integrated with OlO's platform. Now all OIO customers can seamlessly use Spindy at their businesses by downloading the app and enrolling in the program. We have a patent-pending platform built on robust and scalable cloud infrastructure that we believe will be a key factor in the consumer buying process.


The Tipsy Crow
Va-Va Varnish
Pretty Please
And many more...

WHY INVEST

Our potential is limitless

Our vision is to gamify sales transactions from any source, any time, any place. The beauty of Spindy is that we don't have to target just one market; we can target virtually all of them. We have the potential to build a platform that capitalizes on every industry no matter the economic landscape. The foundation of Spindy is built on the known psychology of variable rewards. It motivates customers to keep coming back, which increases sales for businesses and puts cash rewards in the pockets of customers.

Local Commerce

Now

Brick & mortar retail and service businesses starting with Quick Service Restaurants.

People are growing tired of outdated consumer loyalty practices. They want a unique and engaging experience on their terms. No more spamming your emails, no more punch cards, no more buy-one-get-one-free schemes. Spindy is reinventing consumer rewards, and it's more fun and exciting than ever!


and more exciting for customers

So long as transactions exist, Spindy will thrive. We don't just aim to disrupt the $201 billion customer loyalty market, we want to be synonymous with rewards themselves. Invest in Spindy today!

Meet Our Team



Balazs Wellisch

Founder & CEO

With more than twenty-five years of experience, Balazs is an accomplished e-business expert and successful entrepreneur who founded, operated and guided to acquisition several profitable ventures throughout his career. Balazs has an extensive background in applied computer science and a proven track record of business leadership and operational expertise.



Dipak Shah

Director

Dipak is an accomplished, innovative Financial Technology (FINTECH) and SaaS leader with 30+ years of experience in technology, engineering, sales, and investment banking. With experience leading corporate, entrepreneurial, mid/stage and start-up business ventures, Dipak has been successful in developing, leading, and growing organizations from inception to exit via IPO or acquisition.



Hector Munoz

Director

Hector is a global Chief Marketing Officer, business turn-around specialist, and successful entrepreneur with over 25 years in the quick service restaurant industry, not just as a talented marketing executive, but also as an inspirational and motivational role model in the field.



Clifton Rutledge

Director

Clifton is a proven industry leader and executive with over 35 years of industry experience in numerous restaurant companies throughout the US. He is a facilitator and builder of successful teams with an impeccable ability to identify talent and business opportunities to stage for growth. He has managed billion-dollar budgets and plans to lead brands to increase market share in every area.



Marc Flaim

Co-Founder

Marc is a successful business leader and entrepreneur who has co-founded and led organizations ranging from startups to large corporations in diverse healthcare and retail market segments.

Offering Summary

Company	GameIQ, Inc.
Corporate Address	2173 Salk Ave., Suite 250, Carlsbad, CA 92008
Offering Minimum	$10,000.00
Offering Maximum	$1,069,998.75
Minimum Investment Amount (per investor)	$248.97

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	8,000
Maximum Number of Shares Offered	855,999
Price per Share	$1.25
Pre-Money Valuation	$12,388,134.00

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives and Bonuses*

Time Based

Friends and Family Early Birds

Invest in the first 48 hours and receive 15% additional bonus shares

Super Early Bird Bonus

Invest in the next 72 hrs and receive 10% additional bonus shares

Early Bird Bonus

Invest in the next 7 days and receive 5% additional bonus shares

Amount Based

$500+

Spindy Stainless Steel Sports Water Bottle

$1,000+

-- Spindy Stainless Steel Sports Water Bottle
-- Access to Spindy Premier Referral program
-- Receive 1% additional bonus shares

$5,000+

-- Spindy Stainless Steel Sports Water Bottle
-- Access to Spindy Premier Referral program
-- Receive 3% additional bonus shares

$10,000+

-- Spindy Stainless Steel Sports Water Bottle
-- Access to Spindy Premier Referral program
-- Receive 5% additional bonus shares

$25,000+

-- Spindy Stainless Steel Sports Water Bottle
-- Access to Spindy Premier Referral program
-- 1 hr video conference with CEO or management team, once per quarter**
-- Receive 10% additional bonus shares

$50,000+

-- Spindy Stainless Steel Sports Water Bottle
-- Access to Spindy Premier Referral program
-- 1 hour private call with CEO, once per quarter
-- Receive 15% additional bonus shares

**All perks occur when the offering is completed.*

***Calls or video conferences with the CEO and the management team will be available for 12 months after the offering is completed and may continue to be offered thereafter at the discretion of the company.*

The 10% StartEngine Owners' Bonus

Spindy, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 125 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment". Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Salary payments made to one's self, a friend or relative. Vendor payments.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Campaign Video (to be filmed)</u>

Balazs: The business-to-consumer commerce market is worth over a trillion dollars. And yet we believe the methods that are supposed to engage consumers and drive customer loyalty - coupons, reward points, and punch cards - are extremely outdated and generally ineffective.

We are Game IQ, the tech company bringing national chains and small businesses more revenue through gamified rewards.

With Spindy, we're looking to completely redefine the retail experience. Brands have the opportunity to engage customers in massive numbers and keep them connected after the sale.

Merchants join Spindy with no hassle, equipment, or software required. They set the average percentage that they are willing to pay for a sale, and after a customer makes a purchase at one of these businesses, they simply take a picture of their receipt with the Spindy app, spin the digital wheel, and win a percentage of their cash back - up to 100% back! This is not a coupon or discount.

Our algorithm varies the percentage customers get, keeping within the merchant's predetermined spend.

It's profitable for the businesses, the customers, and us, as we take a fee on each transaction. The merchant pays their percentage with all of our fees built in, so they are not hit with large discounts, and they know immediately what it's going to cost.

In our partnership with Carl's Jr., we found a direct correlation between the average ticket and Spindy usage. We discovered that first time users return and spend 20% more than they would have without the app; and that number jumps to 88% more after four visits. We've found similar successes with our other partners.

Marc: And we're not stopping there. The cloud-based technology we use in Spindy collects and analyzes behavioral and demographic data to provide unprecedented insight into their customers' purchasing habits inside and outside of their business. This engine is fully scalable and can be integrated into any other third-party mobile apps, websites, and POS systems, effectively gamifying any transaction at any time from any source.

Balazs: Right now, we believe the rewards and loyalty sector is a completely fragmented marketplace. With your investment, Game IQ will become the one-stop-shop that can help businesses of all sizes drive sales and collect valuable consumer data - all while innovating the rewards experience for the consumer, and leaving them with cold hard cash.

Balazs: By gamifying the shopping experience and streamlining the rewards process for businesses, Spindy is ensuring merchants can feel confident that those customers will return for more: building loyalty, and translating into increased revenue.

Balazs: I started my career in gaming as a computer scientist, and in my decades of experience as an entrepreneur, I've founded three multimillion dollar companies that have all been acquired. With the help of Marc, who is an inventor and co-founder of a number of startups in various healthcare, sports, and retail sectors, we've created a platform that can tap into an increasingly expanding global market.

Marc: We have just finished integrating Spindy with Olo, a multi-billion dollar IPO that handles all of the online ordering and delivery services for restaurants. Now is the time to invest! You don't want to miss out on this opportunity.

With your investment, we plan to target Olo customers who can now use Spindy to cash in on rewards. And we'll continue to enroll many more local businesses and national chains into our program.

Balazs: Rewards programs across the board need to catch up and join us in this shopping revolution. There's a trillion dollar market out there just waiting to be tapped--you just need to know how to play the game.

Invest with us today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

A0776456

3717991

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
GAMEIQ, INC.

FILED
Secretary of State
State of California
ICC OCT 22 2015

The undersigned, Balazs Wellisch, hereby certifies that:

1. He is the **President** and **Secretary** of GameIQ, Inc., a California corporation.

2. Article IV of the Articles of Incorporation of this corporation is hereby amended to read as follows:

> This Corporation is authorized to issue two classes of shares, designated "Common Stock" and "Preferred Stock." The total number of shares which this Corporation is authorized to issue is 13,000,000. The number of shares of Preferred Stock which this Corporation is authorized to issue is 1,000,000. The number of shares of Common Stock which this Corporation is authorized to issue is 12,000,000. The Preferred Stock authorized by these Articles of Incorporation may be issued in one or more series. The Board of Directors of the Corporation is authorized to determine or alter the rights, preferences, privileges and restrictions granted or imposed upon any wholly unissued series of Preferred Stock, and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series, to determine the designation and par value of any series and to fix the numbers of shares of any series.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the Board of Directors.

4. The foregoing amendment has been duly approved by the required vote of shareholders in accordance with California Corporations Code Section 902. The total number of shares of the corporation entitled to vote is 7,737,820. The vote required was more than 50% and the number of shares voting in favor of the amendment exceeded the vote required.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our my knowledge.

Dated: October 9, 2015

Balazs Wellisch, President

Balazs Wellisch, Secretary